November 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
492	11/03/2017	485BXT	0001628280-17-010842
485	10/11/2017	485BXT	0001628280-17-009846
478	09/14/2017	485BXT	0001628280-17-009289
471	08/17/2017	485BXT	0001628280-17-008750
463	07/19/2017	485BXT	0001628280-17-007106
457	06/22/2017	485BXT	0001628280-17-006664
450	05/25/2017	485BXT	0001628280-17-005916
444	04/27/2017	485BXT	0001628280-17-004403
438	03/30/2017	485BXT	0001628280-17-003130
428	03/02/2017	485BXT	0001628280-17-002102
419	02/02/2017	485BXT	0001628280-17-000775
411	01/04/2017	485BXT	0001628280-17-000056
404	12/07/2016	485BXT	0001628280-16-021877
398	11/09/2016	485BXT	0001628280-16-021122
389	10/13/2016	485BXT	0001628280-16-020044
383	09/14/2016	485BXT	0001628280-16-019581
377	08/18/2016	485BXT	0001628280-16-019142
368	07/20/2016	485BXT	0001628280-16-017663
360	06/23/2016	485BXT	0001628280-16-017294
353	05/24/2016	485BXT	0001628280-16-016658
341	04/28/2016	485BXT	0001628280-16-014921
328	03/23/2016	485BXT	0001628280-16-012935
317	03/02/2016	485BXT	0001628280-16-012175
308	02/03/2016	485BXT	0001628280-16-010692
300	01/07/2016	485BXT	0001628280-16-010169
293	12/09/2015	485BXT	0001628280-15-009334
287	11/12/2015	485BXT	0001628280-15-008640
280	10/14/2015	485BXT	0001628280-15-007684
273	09/16/2015	485BXT	0001628280-15-007142
266	08/19/2015	485BXT	0001628280-15-006717
261	07/21/2015	485BXT	0001628280-15-005350
251	06/18/2015	485BXT	0001628280-15-004973
241	05/21/2015	485BXT	0001628280-15-004388
234	04/30/2015	485BXT	0001628280-15-003145
227	04/01/2015	485BXT	0001628280-15-002122
215	03/05/2015	485BXT	0001628280-15-001506
208	02/05/2015	485BXT	0001432353-15-000022
203	01/13/2015	485BXT	0001432353-15-000009

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
198	12/18/2014	485BXT	0001432353-14-000331
191	11/20/2014	485BXT	0001432353-14-000311
183	10/23/2014	485BXT	0001432353-14-000274
171	09/24/2014	485BXT	0001432353-14-000230
165	08/28/2014	485BXT	0001432353-14-000214
159	08/15/2014	485BXT	0001432353-14-000201
146	06/05/2014	485APOS	0001432353-14-000148

The Amendments relate to the Global X SuperValue U.S. ETF, Global X SuperValue International ETF, Global X Guru Japan Index ETF, Global X Guru United Kingdom Index ETF, Global X Guru China Index ETF, Global X Guru India Index ETF, and Global X Guru Brazil Index ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel